STATEMENT of QUALIFICATIONS

I, James H Gray. P.Eng. do hereby certify that:

1.	I am a Principal of GR Technical Services Ltd., 2767 Evercreek Bluffs Way SW Calgary, Alberta Canada T2Y 4P6.

2.	I graduated with a Bachelor of Applied Science in Mining Engineering from the University of British Columbia in 1975.

3.
I am a member of The Association of Professional Engineers and Geoscientists of the Province of British Columbia, registration number 11919, and the Association of Professional Engineers, Geologists and Geophysicists of Alberta (M47177).

4.	I have worked as a Professional Engineer for over 25 years since my graduation from university.

5.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.
I am responsible for the preparation of the Mine Planning and Pit Delineated Resource aspects of the technical report entitled “Updated Preliminary Economic Assessment for the Galore Creek Project” dated 21 October 2005 (the “Technical Report”). I have visited the project site.

7.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 21th day of October, 2005.

Signed “J H Gray PEng.”
James H. Gray PEng.
President and Principal Mining Engineer
GR Technical Services Ltd.